UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   ABBE, CHARLES J.
   2445 WESTSIDE ROAD
   HEALDSBURG, CA  95448
2. Issuer Name and Ticker or Trading Symbol
   OPTICAL COATING LABORATORY, INC. (OCLI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT/GENERAL MANAGER
   SANTA ROSA DIVISION
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  04/07/97    P        2,500         A  $9.6000                     D
Common Stock                                  04/08/97    P        2,500         A  $10.0000     5,000          D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
--------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $10.2500        12/16/96       A     V   75,000                                         12/16/01
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option     12/16/96  Common Stock                   75,000                    75,000        D
(right to buy)

Explanation of Responses:

 -
Shares are acquired at various prices throughout the year by the issuer's qualified Employee Stock Ownership Plan (ESOP) and allocated to the reporting person's account at calendar year end. The shares are held for the benefit of the reporting person by the OCLI/401(k)/ESOP Plan.
 -
Granted on 12/16/96 under Issuer's Incentive Compensation Plans in a transaction exempt under Rule 16b-3. The option grant carries a vesting schedule whereby one-third of the grant vests on the first anniversary of the grant with the remaining two-thirds vesting monthly beginning with the thirteenth month after the date of grant and becoming fully vested at the end of 36 months from the date

SIGNATURE OF REPORTING PERSON
/S/ ABBE, CHARLES J.
DATE